

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 15, 2016

Peter P. Csapo
Chief Financial Officer
Air Methods Corporation
7301 South Peoria
Englewood, Colorado 80112

  Re: Air Methods Corporation
     Form 10-K for the Year Ended December 31, 2015
     Filed February 26, 2016
     File No. 000-16079

Dear Mr. Csapo:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Melissa Raminpour

        Melissa Raminpour
        Branch Chief
        Office of Transportation and Leisure